Hi-Crush Partners LP

Three Riverway, Suite 1550

Houston, TX 77056

Via EDGAR

October 24, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: John Reynolds, Assistant Director

Re:	Hi-Crush Partners LP
Request For Acceleration of Effectiveness
Registration Statement on Form S-3, as amended, File No. 333-191481

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Hi-Crush Partners LP (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 (as amended, the “Registration Statement”) be accelerated so that the Registration Statement may become effective at 4:00 pm Eastern Time on Monday, October 28, 2013, or as soon thereafter as it is practicable.

The Registrant acknowledges that:

a)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

b)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

c)	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact P. Kevin Trautner of Fulbright & Jaworski LLP, counsel to the Registrant, at (713) 651-5412, or me at (713) 960-4780 upon effectiveness of the Registration Statement or if you have any questions regarding this request.

Very truly yours, HI-CRUSH PARTNERS LP

By:	HI-CRUSH GP LLC, its general partner

By:	/s/ Laura C. Fulton
Laura C. Fulton Chief Financial Officer